UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The documents attached as exhibits 1.1, 8.1, 8.2, 8.3 and 99.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on June 4, 2014 (No. 333-196517).

The Registrant is filing material documents not previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: October 1, 2014

[Signature Page to Form 6-K]

EXHIBIT INDEX

The following documents are filed as part of this Form 6-K:

Exhibits	Description

1.1	Underwriting Agreement dated September 30, 2014 between the Registrant, the underwriters and the borrowers party thereto

8.1	Opinion of Conyers Dill & Pearman regarding the tax matters

8.2	Opinion of Kirkland & Ellis LLP regarding the tax matters

8.3	Opinion of Fangda Partners regarding the tax matters

99.1	Form of ADS Lending Agreement